02021856

RECD S.E.C.

MAR 1 9 2002

836

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49618

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAURA MAIA MCGHEE / DBA Mercury Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Fourth Street, Suite 685
(No. and Street)

San Rafael (City) CA (State) 94901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maia L. McGehee 415-454-4184
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morre & Company, LLP
(Name — *if individual, state last, first, middle name*)

1450 Grant Avenue, Suite 102 (Address) Novato (City) CA (State) 94945 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/12

OATH OR AFFIRMATION

I, Maia L. McGehee, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securities, as of December 31, 19 2001 are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

no exceptions.

JANE M. FERRANTE
Commission # 1267394
Notary Public - California
Marin County
My Comm. Expires Jul 11, 2004

Signature

Proprietor
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCURY SECURITIES

FINANCIAL STATEMENTS
With
INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Morre & Company, LLP
Certified Public Accountants
1450 Grant Avenue, Suite 102
Novato, California 94945-3142
(415) 898-0600 Fax: (415) 898-0229

INDEPENDENT AUDITORS' REPORT

Mercury Securities
San Rafael, California

We have audited the accompanying statements of financial condition of Mercury Securities as of December 31, 2001 and 2000, and the related statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Securities as of December 31, 2001 and 2000, and the results of its activities and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Morre & Co.

February 19, 2002

John Morre, CPA Linda Panichelli, CPA

MERCURY SECURITIES
STATEMENTS OF FINANCIAL CONDITION
December 31,

	2001	2000
ASSETS		
Current Assets:		
Cash	$11,160	$6,881
NASDAQ Warrants – Non-allowable	3,300	3,300
Accounts Receivable	11,090	-
Total current assets	25,550	10,181
Total assets	$25,550	$10,181
LIABILITIES AND PROPRIETOR'S CAPITAL		
Current Liabilities:		
Accrued expenses	$9,308	$ -
Total current liablilities	9,308	-
Proprietor's capital	16,242	10,181
Total Liabilities and Proprietor's Capital	$25,550	$10,181

The accompanying notes and Independent Auditors' Report
should be read with these financial statements.

MERCURY SECURITIES
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue	$42,977	$1,141
Operating Expenses	42,676	5,679
Net income from operations	301	(4,538)
Proprietor's capital-beginning	10,181	7,799
Proprietor's contributions	5,760	6,920
Proprietor's capital-ending	$16,242	$10,181

The accompanying notes and Independent Auditors' Report
should be read with these financial statements.

MERCURY SECURITIES
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income(Loss)	$301	$(4,538)
Increase in investments	-	(3,300)
Increase in accounts receivable	(11,090)	-
Increase in accounts payable	9,308	-
Net cash used by operating activities	(1,481)	(7,838)
Cash flows from financing activities:		
Proprietor's contributions	5,760	6,920
Net cash provided by financing activities	5,760	6,920
Net increase (decrease) in cash	4,279	(918)
Cash Balance, beginning of period	6,881	7,799
Cash Balance, end of period	$11,160	$6,881
Supplemental information		
Interest paid	$0	$0
Taxes paid	$0	$0

The accompanying notes and Independent Auditors' Report should be read with these financial statements.

MERCURY SECURITIES
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 2001 and 2000

Note 1 – Summary of Significant Accounting Policies.

This summary of significant accounting policies of Mercury Securities (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. Preparation of financial statements using generally accepted accounting principles requires the use of estimates. These accounting policies conform to generally accepted accounting principles and have been consistently applied.

Note 2 – Business Activity.

The Company was organized January 19, 1996 and is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company sells investments in mutual funds to individuals and corporate investors and has been approved by the National Association of Securities Dealers for the sale of variable annuities. The company has also applied for licensing with the Department of Insurance in the state of California. The Company earns commissions directly from the mutual funds in which it invests.

The company was in the process of organizing its business from 1996-2000 and did not generate any significant revenues during this initial period of operations and therefore was classified as a development stage company. This is the first year that the company has a significant amount of revenue and will no longer be classified as a development stage company.

Note 3 – Net Capital Requirements.

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain both minimum net capital, as defined, and a maximum "net capital ratio", as defined. The values of these defined operating parameters may vary materially from day to day. At December 31, 2001, the Company's net capital was $22,251, which amount is $17,251 in excess of the required net capital. The NASDAQ warrants of $3,300 are not included in above net capital computation. According to the SEC Rules and Regulation, the warrants are considered non-allowable and should not be included in the computation of net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 12 to 1 in the Company's first year of operations. At December 31, 2001, the Company's net capital ratio was within this limitation.

Note 4 – Cash.

During 2001, the company maintained an account with FSC Alliance Capital, which is managed by FSC Securities Corporation. These funds are not insured by the Federal Deposit Insurance Corporation, but are insured by the Securities Investors Protection Corporation.

Note 5 – Commitments and Related Party Transactions.

The sole proprietor operates a sister organization, Hermes Econometrics, which holds all of the current leases for office space, purchased the furniture and equipment used by Mercury Securities, and employs staff which services Mercury Securities. The financial statements of Mercury Securities would have been significantly different had these related party activities not occurred. An accrual was made to the company books for the estimated usage of the related party's assets as noted above.

Note 6 –Concentration Of Risk

The Company receives approximately 85% of its total gross revenue through a single broker. It is reasonably possible that in the near future this revenue could cease. The company does not expect the loss of this relationship to adversely effect future earnings.

Note 7 – Income Taxes.

The Company is a proprietorship and is not a separate taxable entity. Therefore, no provision or liability is provided for income taxes. The owner is taxed on net income of the proprietorship after its income is combined with the owner's other income and deductions.

Note 8 – Other Matters.

These financial statements are prepared solely from the accounts of the Company and do not include the personal accounts of the owners or those or any other operation in which she is engaged.

MERCURY SECURITES
Supplemental Statement of Income and Expense
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue		
Commission income	$42,777	$698
Interest income	200	443
Total revenue	42,977	1,141
Operating Expenses		
Commissions	35,988	-
Rent	2,702	-
Taxes, fees & license	1,801	4,320
Legal and accounting	1,000	1,000
Office expense	699	-
Telephone	386	-
Dues & subscriptions	77	295
Insurance	23	64
Total Operating Expenses	42,676	5,679
Net Income (Loss)	$ 301	($4,538)

The accompanying notes and Independent Auditors' Report should be read with these financial statements.

SCHEDULE II

Mercury Securities
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
December 31, 2001

An exemption from Rule 15c3-3 is claimed, based upon Section (k) (2) (I)

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

Not Applicable.

SCHEDULE III

Mercury Securities
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2001

Ending capital	$ 25,550
NASDAQ Warrants-Non-allowable	(3,300)
Net capital	$22,251

Mercury Securities
San Rafael, California
December 31, 2001

In planning and performing our audit of the financial statements of Mercury Securities for the period ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, we did not make a study of any practices or procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (III) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of a system of practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted that no matters involving the control procedures and their operation that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the period ended December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Morre & Co.

Morre & Company, LLP

February 19, 2002